Via EDGAR

November 8, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:                                         Stephen Krikorian, Accounting Branch Chief

Amanda Kim, Staff Accountant

Laura Veator, Staff Accountant

Ivan Griswold, Staff Attorney

Mark P. Shuman, Branch Chief - Legal

RE:                          DTS, Inc.

Form 10-K for the fiscal year ended December 31, 2012

Filed March 18, 2013

File No. 000-50335

Dear Mr. Krikorian:

This letter is being sent to you in response to comments received from the Staff of the Securities and Exchange Commission (the “Staff”) by letter dated October 25, 2013 with respect to DTS, Inc’s. (the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2012. For your convenience, we have repeated each of the Staff’s comments in bold/italic font and set forth our response immediately after each comment.

Form 10-K for the Fiscal Year Ended December 31, 2012

Part I

Item 1.  Business

Licensing to Customers, page 17

1.              You state that Sony Corporation and Samsung Electronics Co., Ltd. each accounted for more than 10% of total revenues for the year ended December 31, 2012. Please expand your disclosure to discuss the key terms of each of these license agreements. Provide us with an analysis of whether you are substantially dependent on your license agreements with Sony and Samsung. If you conclude that you are substantially dependent on these license agreements, please file them as exhibits. See Item 601(b)(10)(ii)(B) of Regulation S-K.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has entered into several license agreements, including several amendments thereto, with the various divisions and/or companies that comprise Sony

Corporation and Samsung Electronics Co., Ltd. that relate to various types of consumer electronic devices, each of which operates independent of each other. The Company enters into these license agreements with the various divisions and/or companies of Sony Corporation and Samsung Electronics Co., Ltd. in the ordinary course of business and these agreements ordinarily accompany the kind of business conducted by the Company. While Sony Corporation and Samsung Electronics Co., Ltd. each represent significant customers of the Company in the aggregate, the Company’s business is not substantially dependent on any one of these license agreements. To the extent that the Company becomes substantially dependent on any one license agreement, the Company will disclose that fact and a summary of the material terms and file such agreement as an exhibit to the applicable periodic report (subject to any confidential treatment request).

The Company will clarify its disclosure with respect to these agreements in future filings beginning with the Company’s annual report on Form 10-K for the year ended December 31, 2013, to the extent applicable, as follows:

“The Company has entered into several license agreements with the various divisions and/or companies that comprise Sony Corporation and Samsung Electronics Co., Ltd. that relate to various types of consumer electronic devices. While the Company’s business is not substantially dependent on any one of these agreements, each of these significant customers, in the aggregate, accounted for more than 10% of total revenues for the year ended December 31, 2013.”

Part II

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, Continuing and Discontinued Operations, page 52

2.              We note from your disclosure on page 85 that the company has indefinitely reinvested $42 million of its undistributed earnings from certain foreign subsidiaries and has not indefinitely reinvested the undistributed earnings from the Chinese subsidiary. Tell us what consideration you gave to disclosing the amount of cash and investments that are currently held outside of the U.S. separately for jurisdictions subject to and not subject to permanent reinvestment and the impact of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

In response to the Staff’s comment, the Company respectfully advises the Staff that all cash and investments currently held outside of the U.S., including cash distributed between the Company’s Chinese subsidiary and that subsidiary’s Hong Kong parent, are permanently reinvested outside of the U.S., and as such no separate disclosure is required. To clarify, with respect to the Company’s Chinese subsidiary, the Company provided for withholding tax on the expected distribution of earnings between that subsidiary and its Hong Kong parent, also a subsidiary of DTS, Inc. The Company has clarified this disclosure by removing the reference to China in the Form 10-Q for the quarter ended September 30, 2013.

The Company has not repatriated, nor does it anticipate the need to repatriate, funds to the United States to satisfy domestic liquidity needs arising in the ordinary course of business. Should the Company decide to repatriate foreign earnings, the Company would need to adjust the income tax provision in the period it determined that the earnings will no longer be indefinitely invested outside the United States. With respect to disclosure of the impact of repatriating undistributed earnings of foreign subsidiaries, the Company respectfully advises the Staff that determination of the amount of any unrecognized deferred income tax liability related to investments in foreign subsidiaries is not practicable, and the Company will disclose this in future filings.

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note 6 - Business Combinations, page 76

3.              We note your disclosure indicates that the purchase price allocation was based on preliminary estimates and valuations of independent consultants and the company. Please describe what consideration you gave to Question 141.02 of the Compliance and Disclosure Interpretations: Securities Action Sections as issued by the Division of Corporation Finance.

In response to the Staff’s comment, the Company respectively advises the Staff that the Company prepared the purchase price allocation and in doing so relied, in part, upon valuation reports of independent consultants, for an estimate of the fair market value of certain assets purchased. The valuations of independent consultants were prepared based upon information provided by the Company and discussions with the Company’s management. The Company’s independent consultants did not perform verification procedures.

The Company acknowledges Question 141.02 of the Compliance and Disclosure Interpretations: Securities Act Sections as issued by the Division of Corporation Finance and believes the Company is not required to comply with Rule 436 with respect to the purchase price allocation figures, as the purchase price allocation is attributable to the Company and not an independent consultant, notwithstanding the Company’s consideration and reliance upon the valuation reports supplied by the independent consultants. The Company will clarify in future fillings, if applicable, that the purchase price allocation was prepared by, and is attributable to, the Company.

Note 11 - Income Taxes, page 85

4.              We note your disclosure on page 85 indicates you have calculated the foreign income tax of $404K for the Chinese portion of undistributed earnings but you have not provided the deferred taxes on the remaining undistributed earnings of foreign subsidiaries as this portion is indefinitely reinvested. Please tell us what consideration you gave to providing this quantitative disclosure, or disclosing that such determination is not practicable.

In response to the Staff’s comment, the Company respectfully advises the Staff that in 2012 withholding taxes of $404K were accrued on undistributed earnings from its Chinese subsidiary that are expected to be distributed to its Hong Kong parent company, also a subsidiary of DTS, Inc. The distribution from China to Hong Kong is not expected to be further distributed up the DTS corporate organizational chain, and thus no additional income taxes have been accrued on these amounts. The Company considers the undistributed earnings of all its foreign subsidiaries to be indefinitely reinvested outside the United States and accordingly, no United States income taxes have been provided thereon. As noted in our response to comment #2 above, determination of the amount of any unrecognized deferred income tax liability related to investments in foreign subsidiaries is not practicable, and the Company will disclose this in future fillings.

5.              We note that the effect of varying foreign tax rates appears to increase your effective tax rate by 20% for the year ended December 31, 2012. Tell us what consideration you gave to disclosing the foreign countries that most significantly impacted your foreign tax rate differential, the tax rates in these countries and the reasons for significant changes in your foreign rate differential as compared to prior periods.

In response to the Staff’s comment, the Company respectfully advises the Staff that its international licensing operation is based in Ireland. Since the statutory tax rate in Ireland is 12.5% and the U.S. tax rate is 35%, Ireland has a favorable impact on the foreign rate differential. Offsetting this tax benefit is the impact of foreign withholding taxes. In 2012, approximately 46% of Ireland’s revenue came from Japan and was subject to a 10% withholding tax rate. Japan represents the majority of the Company’s withholding taxes. The foreign rate differential can vary significantly from year to year depending on Company profitability and the geographical mix of revenues. In future filings of annual reports on Form 10-K, the Company will quantify, if material, the impact of foreign withholding taxes separately from the foreign tax rate differential. In addition, the Company will clarify applicable disclosures to include language similar to the language included in its Form 10-Q for the quarter ended September 30, 2013, to the extent applicable, as follows:

“For the three and nine months, the effective tax rate differed from the U.S. statutory rate of 35% primarily due to the change in the valuation allowance for federal deferred taxes, non-creditable foreign withholding taxes, and reserves for U.S. federal and state tax audits, partially offset by the net impact of varying foreign tax rates and research and development tax credits.”

Part III

Item 10. Directors, Executive Officers and Corporate Governance, page 101 (Incorporated by Reference From Definitive Proxy Statement on Schedule 14A Filed April 24, 2013)

Nominees for the Term Expiring at the Annual Meeting of Stockholders in 2016, page 4

6.              Identify the public companies for which Mr. Ballard served as a director during the past five years, and indicate the dates of his service. Refer to Item 401(e)(2) of Regulation S-K. To the extent his service as a director of public companies precedes the five-year period, please consider disclosing such service.

In response to the Staff’s comment, the Company respectfully advises the Staff that Mr. Ballard served as a director of Glu Mobile Inc. from April 2007 until November 2009, which is his only other directorship at a public reporting company within the past five years. In future filings, the Company will revise the biography of Mr. Ballard to identify the public companies for which Mr. Ballard served as a director during the past five years, including Glu Mobile Inc.

Executive Compensation and Other Matters

Compensation Discussion and Analysis

Target Award Opportunities, page 45

1.              Please tell us what specific individual performance factors your compensation committee evaluated when determining target award opportunities. Also, tell us what individual performance factors you evaluated in increasing the target opportunities for Messrs. Towne and Welcher.

In response to the Staff’s comment, the Company respectfully advises the Staff that its Compensation Committee evaluated the performance of the named executive officers in relation to their 2011 individual performance factors, coupled with market data and Compensation Peer Group considerations, when determining target award opportunities for 2012. A summary of 2011 individual performance factors for our named executive officers is outlined below:

•                  Mr. Kirchner—objectives related to the launching of a next-generation licensing program to key customers, further penetration of the Company’s technology into the network connected space through licensing deals with key customers and advancing the Company’s marketing and branding initiatives.

•                  Mr. Flanigan—objectives related to developing and implementing back-office finance and business technology systems necessary to support the Company’s next-generation licensing programs and business forecasting, and actively working with the Irish government to improve the Company’s utilization of its foreign withholding taxes.

•                  Mr. Towne—objectives related to launching a next-generation licensing program to key customers, driving adoption of the Company’s decoding technology by leading television manufacturers, as well as advancing the Company’s marketing, branding and sales initiatives.

•                  Mr. Kitson—objectives related to successfully completing and timely delivering the Company’s Premium Suite Phase III technology and completing the Company’s next generation 3D audio and voice processing technology.

•                  Mr. Welcher—objectives related to developing and implementing a comprehensive Foreign Corrupt Practices Act compliance program, further implementing the Company’s records retention policy and program, and further penetrating the Company’s technology within the mobile handset and tablet markets.

Further, the Compensation Committee’s 2011 performance evaluations of Messrs. Towne and Welcher against the aforementioned performance factors, coupled with market data and retention concerns, resulted in the decision to increase the target opportunities for these two named executive officers.

In future filings, where applicable, the Company will provide more detail about the individual performance factors that the Compensation Committee evaluated when determining target award opportunities for each named executive officer.

Company Representations:

As requested by the Staff, the Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions to me or to Blake Welcher, Executive Vice President and General Counsel. We can be reached at (818) 436-1045.

Sincerely,

/s/ Melvin Flanigan
Melvin Flanigan
Executive Vice President, Finance and Chief Financial Officer

cc:	Michael Kagnoff, Partner, DLA Piper LLP
Doug McCombs, Partner, Grant Thornton LLP